Exhibit 99.13
AstraZeneca UK Limited
15 Stanhope Gate
London W1K 1LN
Registered number: 3674842
The Directors
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge CB1 6GH
STRICTLY PRIVATE AND CONFIDENTIAL
14 May 2006
Dear Sirs
Cooperation agreement
We refer to the proposed offer by AstraZeneca UK Limited (“AstraZeneca”) or a member of its Group to acquire all of the share capital of Cambridge Antibody Technology Group plc (the “Company”) (such offer, including such offer as revised or extended, being the “Offer”). The purpose of this letter is to record the agreement between AstraZeneca and the Company in respect of certain aspects of the Offer.
1	The following definitions apply for the purposes of this letter:

“Business Day” means any day which is not a Saturday, Sunday or a bank or public holiday in England and Wales;

“Code” means the City Code on Takeovers and Mergers as from time to time amended and interpreted by the Panel on Takeovers and Mergers (the “Panel”);

“Company Shares” means the ordinary shares of 10 pence each in the capital of the Company;

“Exchange Act” means the US Securities Exchange Act of 1934, as amended;

“OFT” means the UK Office of Fair Trading;

“OFT Condition” means the condition 2 set out in Appendix I to the Press Announcement;

“Press Announcement” means the attached draft Press Announcement;

“SEC” means the US Securities and Exchange Commission.

2	In consideration of the undertakings of AstraZeneca set out below, of the commitment of time and personnel by AstraZeneca and of AstraZeneca incurring the expense of instructing advisers for the purpose of an investigation of the Offer, the Company agrees:

2.1	subject to the directors of the Company continuing to recommend that shareholders in the Company accept the Offer, to take all such action as it is reasonably able to take to procure the obtaining of the clearances and consents referred to in, and the fulfilment of the conditions set out in, the Press Announcement;

2.2	subject to the directors of the Company continuing to recommend that shareholders in the Company accept the Offer, to take no action which may be prejudicial to the obtaining of the clearances and consents referred to in, and the fulfilment of the conditions set out in, the Press Announcement;

2.3	subject to the directors of the Company continuing to recommend that shareholders in the Company accept the Offer, to notify AstraZeneca of any matter or circumstance which would be reasonably likely to result in any of the conditions to which the Press Announcement indicates the Offer will be subject, to be unfulfilled or incapable of fulfilment as soon as possible after it becomes aware of it;

2.4	subject to the directors of the Company continuing to recommend that shareholders in the Company accept the Offer, to agree to any extension of the time limits set out in Rules 30 to 34 of the Code or the relevant provisions of the Exchange Act which AstraZeneca may consider reasonably desirable and to provide reasonable cooperation to AstraZeneca in seeking such waivers of those Rules and other rulings of the Panel and SEC as it may reasonably consider to be necessary or desirable to secure such extensions;

2.5	subject to the fiduciary duties of each of the directors of the Company, not to make any public announcement or communication in connection with the Offer, or concerning the Company and its subsidiary undertakings which is or may be material in the context of the Offer without AstraZeneca’s prior consent (such consent not to be unreasonably withheld or delayed), except that the obligations set out in this paragraph 2.5 shall not apply to any such public announcement or communication if and to the extent that it is required by the Code, the Exchange Act, the Panel, the SEC, any applicable law, any of the Listing Rules, Disclosure Rules or Prospectus Rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of the Financial Services and Markets Act 2000, the Financial Services Authority or the requirements of London Stock Exchange plc or any other relevant regulatory authority (“Applicable Requirements”). Prior to the making or despatch of any such announcement or communication the Company shall (where practicable) consult with AstraZeneca as to the content, timing and manner of its making or despatch and the Company shall take into account all reasonable requirements on AstraZeneca’s part in relation to it. For this purpose, an announcement shall be deemed to be made by the Company if it is made on its behalf; and

2.6	subject to the directors of the Company continuing to recommend that shareholders in the Company accept the Offer, promptly on demand to supply to AstraZeneca any information relating to the Company, its subsidiaries and associated companies which AstraZeneca may reasonably consider to be required to be contained in any document relating to the Offer by Applicable Requirements (and, in particular, Rule 25.3 of the Code).

3	Each of AstraZeneca and the Company shall use their respective reasonable endeavours to ensure the satisfaction of the OFT Condition as soon as practicable following the date of the Press Announcement. Without prejudice to the generality of the above, each of AstraZeneca and the Company agrees that it shall promptly co-operate with and provide all necessary information and assistance reasonably required by the OFT in order to ensure that the OFT Condition is fulfilled as quickly as possible. In particular, AstraZeneca will send to the OFT a letter, explaining why it considers that its proposed acquisition of the Company will not create a relevant merger situation (as defined in the OFT Condition), as soon as practicable following the release of the Press Announcement. Prior to making any communication with the OFT, each of AstraZeneca and the Company shall, where practicable and save as otherwise required by law or applicable regulation, consult with the other as to the content of such communication. AstraZeneca will keep the Company informed of the progress of discussions with the OFT and the possible implications on the timetable of the Offer.

4	AstraZeneca acknowledges the determination of the Remuneration Committee of the Company that all awards under the Executive Incentive Plan of the Company (the “EIP”) which become exercisable upon a change of control will vest in full on the Unconditional Date, save that “matching awards” under the EIP will vest on a three year “2 for 1” basis rather than a five year “3 for 1” basis, and subject to the Offer becoming or being declared unconditional in all respects, will procure that such determination is honoured.

5	AstraZeneca agrees that, subject to the Offer becoming or being declared unconditional in all respects, bonuses to certain employees of the Company and its subsidiaries will be paid on the terms (including in relation to quantum and the period to which such bonuses relate) determined by the Remuneration Committee of the Company on 12 May 2006.

6	So as to facilitate certain amendments or extensions to the Company’s directors and officers liability insurance (the “Additional Cover”) to be made in respect of exclusions of cover arising in relation to significant shareholders of the Company, AstraZeneca undertakes not to acquire any interests over Company Shares (other than the obtaining of irrevocable undertakings to accept the Offer from the directors of the Company) until the earlier of:

6.1	7.00a.m. (London time) on the day two days following the date on which the final Press Announcement is released; and

6.2	the time at which the Additional Cover is obtained.

The Company shall use reasonable endeavours to ensure the Additional Cover is obtained as soon as possible and shall inform AstraZeneca as soon as practicable upon becoming aware of this having occurred.

7	The Company shall not implement, or take any steps towards the implementation of, any restructuring or reorganisation of the Company and its subsidiaries which would cause the exemption from the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended), which is currently available in respect of the Company in the context of the Offer, to no longer apply.

8	No variation of this letter shall be effective unless in writing and signed by or on behalf of each of the parties.

9	A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this letter.

10	If any provision in this letter shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this letter but the legality, validity and enforceability of the remainder of this letter shall not be affected.

11	Nothing in this letter shall oblige the Company to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

12	This letter shall be governed by and construed in accordance with English law.

13	The parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this letter and accordingly any proceedings arising out of or in connection with this letter shall be brought in such courts.
Please indicate your acceptance of these terms by signing the enclosed duplicate of this letter and returning it to us.
Yours faithfully

For and on behalf of AstraZeneca UK Limited
We hereby agree to the terms of your letter dated 14 May 2006 of which a copy is set out above.

For and on behalf of Cambridge Antibody Technology Group plc

Dated:

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